Jeffrey H. Kuras Office: 313.465.7446 Mobile: 313.550.4250 jkuras@honigman.com

June 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Dillon Hagius, Joe McCann

Re:	NeuroBo Pharmaceuticals, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 2, 2021

File No. 001-37809

Dear Mr. Hagius:

This letter is submitted on behalf of NeuroBo Pharmaceuticals, Inc. (the “Company,” “we”, “us”, or “our”) to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated March 23, 2021 with respect to the Company’s amendment no. 1 to preliminary proxy statement filed with the Commission on February 2, 2021 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. The Company is concurrently filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”), which includes changes that reflect responses to the Staff’s comments.

For convenience of reference, we have set forth the Staff’s comment below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

The responses provided herein are based upon information provided to Honigman LLP by the Company.

Preliminary Proxy Statement on Schedule 14A – Amendment No. 1

General

1.	We note your response to Comment 1; however we cannot agree that Item 14 information is not required in your preliminary proxy statement. Note A to Schedule 14A provides that "[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given." Here, Proposal 1 is a solicitation of your shareholders for the purpose of issuing shares pursuant to an Agreement and Plan of Merger with ANA Therapeutics, a solicitation that directly implicates Item 14. In addition, we note that your disclosure on page 10 indicates that for purposes of Nasdaq Marketplace Rule 5635(a) the issuance of additional shares of Common Stock to former ANA Equityholders in connection with the Milestone Payments are aggregated with the shares you previously issued as Closing Consideration. Accordingly, please revise to provide all information that is required by Item 14 of Schedule 14A.

June 10, 2021

Response:

In response to the Staff’s comment, and pursuant to Item 14 of Schedule 14A, the Company has revised the disclosure contained in Amendment No. 2 to (i) add a Summary Term Sheet (pages i and ii), (ii) expand on the existing description of the Merger Agreement to highlight the provisions material to the vote at issue (pages 9 and 10), (iii) add a statement regarding restrictions on resale of any shares issued in satisfaction of the Milestone Payments (pages 9 and 11), (iv) add risk factors specific to the products obtained in the ANA Acquisition and risks related to the failure to pass Proposal 1, including the risk of the need to offer additional shares at a lower price to defend a lawsuit against non-payment (pages 16–19), (v) add an overview of the business of ANA (page i), (vi) add a statement regarding the inapplicability of dissenters’ or appraisal rights in the ANA Acquisition (page 11), and (vii) add a statement clarifying that holders of a majority of the shares entitled to vote have agreed to vote in favor of Proposal 1 (pages 11 and 13).

The Company respectfully submits that disclosure regarding the background of the ANA Acquisition (which would typically include a discussion of an auction process or other sale process that were not present here) and a general discussion of negotiations regarding the ANA Acquisition would be immaterial to the matter being voted upon, which relates solely to the potential issuance of future shares in the event certain milestones are met, and not to approval of the ANA Acquisition itself, which has already been consummated. The Company respectfully advises the Staff that certain other disclosures potentially responsive to Item 14 of Schedule 14A either were not present with respect to the ANA Acquisition or are immaterial to the voting decision. For example, as disclosed on page i of Amendment No. 2, neither the Company nor ANA utilized financial advisors in connection with the ANA Acquisition, and no fairness opinion or third party appraisal was obtained by either party. Rather, management of the Company utilized their industry expertise and examined recent acquisition activity to arrive at the purchase price. Also, the ANA Acquisition, while legally structured as a merger to allow for shares to be used as consideration given the paucity of cash in development-stage life sciences companies, was accounted for as an asset acquisition (see further discussion under comment 2 below).

Notably, as indicated on page 12 of Amendment No. 2, the ANA Equityholders are not entitled to vote on Proposal 1 and are not counted in determining votes cast for purposes of Proposal 1. Stockholders of the Company were not entitled to dissenters’ or appraisal rights in connection with the ANA Acquisition (and we have added disclosure to this effect on page 11 of Amendment No. 2). Similarly, the tax consequences disclosures required by Item 14 of Schedule 14A are equally irrelevant to the Company Stockholders, as the ANA Acquisition did not involve any exchange of their shares or potential tax consequences to any stockholders other than those of ANA.

June 10, 2021

Finally, we respectfully submit that the financial information specified under Item 14(b)(8)-(11) of Schedule 14A is immaterial to investors in the Company’s industry, other than with respect to ANA’s historical in-process research and development (“IPR&D”) expense and net loss from its March 2020 inception through September 30, 2020, which are disclosed on page 9 of Amendment No. 2.

2.	We refer to your Significance Analysis included as part of your response to prior comment 1. Please address the following:

•	We note your disclosure on page 6 that your preliminary estimate of the fair value of the contingent consideration was approximately $4.76 million. We also note from your response that you determined that the likelihood of payment of the contingent consideration was remote and that you have excluded the contingent consideration from total purchase consideration in your analysis. Please describe to us how the fair value was determined, including how the likelihood of payment factored into the determined fair value.
•	We note your disclosure on page 7 that in the event you do not have stockholder authorization to pay certain of the Milestone Payments in shares of common stock, you will make such payments in cash. Please tell us how you intend to make the milestone payments if authorization is not received, given such payments may exceed the amount of cash. In addition, describe to us the implications under the agreement if you are unable to make required payments.

Response:

In response to the Staff’s comment, we note that the third party valuation was subsequently revised on April 1, 2021. The original valuation, commissioned in order to satisfy Section 3.6 of the Merger Agreement for purposes of ensuring compliance with the requirements for the tax-free nature of the exchange, valued only the contingent consideration that could potentially be triggered by the Milestone Payments. The valuation was subsequently revised in part to fully include the potential royalty payments to the ANA Equityholders as well as potential royalty payments pursuant to the YourChoice Therapeutics, Inc. License Agreement that was assumed in connection with the ANA Acquisition, which, as disclosed in the Company’s Form 8-K/A filed with the Commission on March 1, 2021, includes certain potential single-digit royalty payments and milestone payments in the aggregate amount of $19.5 million. As a result, the final fair value of the contingent consideration was ultimately estimated at $18.3 million. We have revised page 10 of Amendment No. 2 accordingly.

June 10, 2021

While the third party valuation was originally commissioned to satisfy Section 3.6 of the Merger Agreement, the revised valuation was also used for accounting purposes to value the intellectual property obtained in the ANA Acquisition. The fair value of the contingent consideration in the third party valuation was arrived at as follows:

•	The Approval Milestone Payment, which would become payable upon FDA approval of the Company’s Niclosamide Product (as defined in the Merger Agreement), was estimated based on management’s most likely estimate of FDA approval (assumed approval milestone date of June 1, 2022 with a contractual payment date 60 days thereafter of August 1, 2022), a discount rate that is commensurate with risk of achievement and incorporation of counterparty risk, and clinical trial approval data based on “Clinical Development Success Rates 2006-2015,” BIO, Biomedtracker, Amplion.

•	The Sales Milestone Payments and the Royalty Payments were estimated using a Monte Carlo simulation involving a quarterly revenue forecast curve developed based on an 8-year revenue forecast provided by management, and were risk-adjusted using a discount rate that is commensurate with risk of achievement and incorporation of counterparty risk.

This methodology resulted in a single-step contingent consideration value of $5.07 million, with a mean sensitivity analysis value of $18.3 million.

Notwithstanding the foregoing, the Company respectfully advises the Staff that for financial reporting purposes under Accounting Standards Codification (“ASC”) Topic 805: Business Combinations (“ASC 805”), the contingent consideration is not recognized at fair value as of December 31, 2020 for an asset purchase not deemed a business under ASC 805-50. See, e.g., Note 4 to the Company’s audited 2020 financial statements contained in its Form 10-K filed with the Commission on April 15, 2021 (noting that the ANA Acquisition was accounted for as an asset acquisition and not as a business combination pursuant to ASC 805, as substantially all of the fair value of the assets acquired were concentrated in one asset, and the acquired asset did not have outputs, and further noting that “as of December 31, 2020, no Royalty Payment had been accrued as there were no potential milestones yet considered probable”). As stated in Note 4 to the Company’s December 31, 2020 financial statements: “[p]ursuant to Topic 805, Business Combinations, in an asset acquisition, contingent consideration is only recognized when it becomes probable or reasonably possible to occur as prescribed under ASC 450, Contingencies. As of the 2020 Merger close date, the contingent consideration outlined above was not deemed probable or reasonably possible to occur, and as such, was excluded from the 2020 Merger purchase price…”

The analysis underlying the excerpt from the Company’s December 31, 2020 audited financial statements is as follows. Pursuant to ASC 805, in an asset acquisition, contingent consideration is only recognized at fair value if, pursuant to ASC 450, “Contingencies”, it becomes probable or reasonably possible to occur. The U.S. generally accepted accounting principles (“GAAP”) Master Glossary defines the following terms when evaluating loss contingencies:

o	Probable: The future event or events is likely to occur.

June 10, 2021

o	Reasonably possible: The chance of the future event or events occurring is more than remote but less than likely.
o	Remote. The chance of the future event or events occurring is slight.

In analyzing the qualitative factors to determine the classification of the contingent consideration, the Company (i) considered that ANA had not yet completed a Phase 1 trial, (ii) consulted industry analyses regarding the likelihood of a Phase 1 clinical candidate successfully obtaining FDA approval, (iii) considered the fact that the primary indication for ANA-001 is COVID-19, which has a short history and many unknowns regarding the disease, (iv) considered the intense competition to address COVID-19, and (v) considered the relative progress of vaccinations, which could dramatically lower the COVID-19 incidence rate. Based on these factors, the Company concluded that the likelihood that it would pay the Milestone Payments or Royalty Payments was remote. For the same reason, the fair value of the contingent consideration was also properly excluded from the investment test of the significance analysis, as previously described to the Staff.1

The Company further respectfully advises the Staff that it is likely that the Company would not have sufficient cash to pay the initial $45.0 million Milestone Payment upon first receipt of marketing approval for any Niclosamide Product, as this milestone would occur prior to commercialization of any Niclosamide Product. Accordingly, absent approval of Proposal 1, the Company would expect to need to raise cash through an additional equity offering. While the Company would expect that achievement of the milestone would enable the Company to successfully raise additional capital at a more attractive price than the Company’s current market price, the offering would also require underwriting fees and expenses that would cause more dilution to existing shareholders than would a direct issuance of shares in satisfaction of the Milestone Payment amount, as such direct issuance would be based on an average market price without underwriting fees and expenses. The later Milestone Payments and Royalty Payments in contrast could likely be settled in cash, as such payments are conditioned upon actual net sales of Niclosamide Products, which would itself generate enough cash to cover the payments. As disclosed on page 12 and in the risk factor included on page 19 of Amendment No. 2, failure to pay the Milestone Payments or Royalty Payments could subject the Company to a 1.5% penalty interest rate, compounded quarterly, and contractual claims for nonpayment under the terms of the Merger Agreement.

1 The Company notes that on May 20, 2020, the Commission adopted rules that substantially changed the requirements of the significance test required by Rule 3-05 of Regulation S-X, which amendments indicated that a registrant’s “investments in” the tested subsidiary must include the fair value of contingent consideration if required to be recognized at fair value by the registrant at the acquisition date under U.S. GAAP or IFRS-IASB, as applicable. If recognition at fair value is not required, however, it must include all contingent consideration, except contingent consideration for which the likelihood of payment is remote.

June 10, 2021

3.	Please revise the proxy on page 6 to disclose the results of the independent valuation of the Contingent Consideration.

Response:

In response to the Staff’s comment, we have revised pages 6 and 10 of Amendment No. 2 to disclose the final results of the independent valuation of the Contingent Consideration.

4.	We note your response to Comment 1 that your amended filing incorporates by reference the information set forth in Item 13(a). Please provide your analysis as to how you determined your eligibility for incorporation by reference or provide the information required by Item 13.

Response:

In response to the Staff’s comments, we have revised Amendment No. 2 to eliminate the incorporation by reference statement with respect to Item 13(a) of Schedule 14A. The Company respectfully submits that because the ANA Acquisition does not meet the significance test, no financial statement information is required by Item 13(a) of Schedule 14A. In addition, the only material financial information regarding ANA in Amendment No. 2 that could be relevant to the voting decision at issue is the IPR&D and net loss described on page 9. The Company respectfully submits that because ANA was formed in March of 2020 and never completed a full fiscal year, was never audited for any fiscal period, and had no independent accounting firm involved in its nascent business, a management discussion and analysis and the information required by Items 302 and 305 of Regulation S-K would be of little use to investors generally or to the stockholders eligible to vote on the proposals. Moreover, because ANA had no independent accounting firm, Item 304 of Regulation S-K is inapplicable.

If you have any questions or comments regarding this letter, please call Phillip D. Torrence at (269) 337-7702 or Jeff Kuras at (313) 465-7446.

Very truly yours,

/s/ Jeffrey H. Kuras

c:	Dr. Richard Kang, PhD.
President and CEO
NeuroBo Pharmaceuticals, Inc.